July 29, 2025

Howard Kenny

212-309-6843

Howard.Kenny@morganlewis.com

Erin E. Martin

202-739-5729

Erin.Martin@morganlewis.com

SENT VIA EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mark Brunhofer, Jason Niethamer, David Gessert and J. Nolan McWilliams

Re:	Bullish Registration Statement on Form F-1 (File No. 333-288780)
Submission of Supplemental Materials

Ladies and Gentlemen:

On behalf of Bullish (the “Company”), enclosed herewith kindly find the attached supplemental materials (collectively, the “Supplemental Materials”), which include draft disclosure for illustrative purposes, for the Staff’s review with respect to the Company’s Registration Statement on Form F-1(File No. 333-288780) (the “Registration Statement”).

Should the Staff have additional questions or comments, please do not hesitate to contact the undersigned at (202) 739-5729 or Howard A. Kenny at (212) 309-6843.

Sincerely,

/s/ Erin E. Martin

Morgan, Lewis & Bockius LLP

101 Park Avenue
New York, NY 10178-0060	+1.212.309.6000
United States	+1.212.309.6001

Recent Developments

Selected Preliminary Estimated Condensed Financial Results as of and for the Three Months Ended June 30, 2025

Set forth below are selected unaudited and unreviewed preliminary results and estimates of our condensed consolidated financial results as of and for the three months ended June 30, 2025, and actual financial results derived from our unaudited interim condensed consolidated statements of operations for the three months ended June 30, 2024. Our unaudited interim consolidated financial statements as of and for the three months ended June 30, 2025 are not yet complete due to the completion of our financial closing and other operational procedures, final adjustments, and other developments that may arise between now and the time such financial statements are finalized. Accordingly, we have only provided partial and preliminary financial information, or in certain cases, estimated ranges rather than specific amounts for the preliminary results as of and for the three months ended June 30, 2025 set forth below. Our final reported results may vary from the preliminary estimates and, accordingly, undue reliance should not be placed on these preliminary estimates. The following preliminary unaudited consolidated financial information regarding our performance and financial condition as of and for the three months ended June 30, 2025 reflect our management’s best estimate of the results as of and for the three months ended June 30, 2025, and are based on the information available to us as of the date of this prospectus. Our actual unaudited consolidated financial statements as of and for the three months ended June 30, 2025, and June 30, 2024, are not expected to be filed with the Securities and Exchange Commission until after the completion of this offering.

The preliminary estimated financial results should not be considered a substitute for full financial statements as of and for the three months ended June 30, 2025, prepared in accordance with IFRS. The estimated and actual results presented below are not necessarily indicative of any future period and should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. See the sections entitled “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding factors that could result in differences between the preliminary estimates of our financial results presented below and the financial results we will report as of and for the three months ended June 30, 2025.

Certain of the preliminary estimates of and actual financial results presented below are financial measures that are not recognized by IFRS and that may not be permitted to appear on the face of IFRS- compliant financial statements or notes thereto. These non-IFRS financial measures are “adjusted transaction revenue,” “adjusted revenue,” “adjusted net income (loss)” and “adjusted EBITDA.” For a discussion of these measures and the limitations to the use of the non-IFRS financial measures presented in this prospectus, see section entitled “Management’s Discussion & Analysis of Financial Condition and Results of Operations — Non-IFRS Financial Measures.” We also present an estimate of “gross liquid assets” and “net liquid assets” as of June 30, 2025, non-IFRS measures discussed in more detail below.

The preliminary estimated financial results as of and for the three months ended June 30, 2025, have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial information and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

	Three months ended June 30,
	2025
	Total		2024
	US$ millions		Total
	Estimated		US$ millions
	High	Low	Actual
Digital assets sales	$58,630.6	$58,630.6	$49,578.2
Cost of digital assets derecognized	(58,615.3)	(58,615.3)	(49,556.5)
Other revenues	32.3	31.3	25.0
Change in fair value of digital assets held, net	68.4	68.4	(99.4)
Net spread related income and change in fair value of perpetual futures	(2.0)	(2.0)	(4.8)
Change in fair value of investments in financial assets	86.4	86.4	(0.7)
Administrative expenses	(43.0)	(43.0)	(39.7)
Other expenses	(17.4)	(17.4)	(16.6)
Finance expenses	(13.3)	(13.3)	(9.1)
Change in fair value of derivatives	(2.4)	(2.4)	0.2
Change in fair value of financial liability at FVTPL	(15.3)	(15.3)	6.1
Income/(loss) before income tax	$109.1	$108.1	$(117.2)
Income tax expense	(0.9)	(0.9)	(0.3)
Net income/(loss)	$108.3	$107.3	$(117.5)

For the three months ended June 30, 2025, we expect Digital asset sales to be $58,630.6 million and Cost of digital assets derecognized to be $(58,615.3) million, as compared to $49,578.2 million and $(49,556.5) million, respectively, for the three months ended June 30, 2024, driven primarily by increased trading on the Exchange.

For the three months ended June 30, 2025, we expect Other revenues to be in the range of $32.3 million and $31.3 million, as compared with $25.0 million for the three months ended June 30, 2024, driven primarily by increase network solutions revenue.

For the three months ended June 30, 2025, we expect Change in fair value of digital assets held, net to be $68.4 million, as compared to $(99.4) million for the three months ended June 30, 2024, driven primarily by mark-to market adjustments.

For the three months ended June 30, 2025, we expect Net income/(loss) to be between $108.3 million and $107.3 million, as compared to Net income/(loss) of ($117.5) million for the three months ended June 30, 2024. The expected increase is primarily driven by favorable changes in fair value of digital assets held and investments in financial assets.

Adjusted transaction revenue, Adjusted revenue, Adjusted net income, and Adjusted EBITDA are non-IFRS financial metrics. For more information regarding our use of these metrics and their usefulness to investors, including the limitations of their use, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-IFRS Financial Measures.” The following tables present condensed consolidated statements of profit and loss and reconciliations of the aforementioned non-IFRS metrics to their most directly comparable IFRS financial metrics for the periods presented:

	Three months ended June 30,
	2025
	Total		2024
	US$ millions		Total
	Estimated		US$ millions
	High	Low	Actual
Non-IFRS Financial Measures
Adjusted transaction revenue	$24.1	$24.1	$34.9
Adjusted revenue	$57.0	$56.0	$60.7
Adjusted net income	$(6.0)	$(7.0)	$4.9
Adjusted EBITDA	$8.1	$7.1	$14.8

For the three months ended June 30, 2025, we expect Adjusted transaction revenue to be $24.1 million, as compared to Adjusted transaction revenue of $34.9 million for the three months ended June 30, 2024. The expected decrease is primarily driven by lower trading spreads, which is the difference between digital asset sales and cost of digital assets derecognized.

For the three months ended June 30, 2025, we expect Adjusted revenue to be between $57.0 million and $56.0 million, as compared to Adjusted revenue of $60.7 million for the three months ended June 30, 2024. The expected decrease is primarily driven by decreased Adjusted transaction revenue, partially offset by increases in subscription and services revenue.

For the three months ended June 30, 2025, we expect Adjusted net income to be between ($6.0) million and ($7.0) million, as compared to Adjusted net income of $4.9 million for the three months ended June 30, 2024. The expected decrease is primarily driven by lower trading spreads and increased administrative expenses.

For the three months ended June 30, 2025, we expect Adjusted EBITDA to be between $8.1 million and $7.1 million, as compared to Adjusted EBITDA of $14.8 million for the three months ended June 30, 2024. The expected decrease is primarily driven by decreased trading spreads and higher administrative expenses, partially offset by increases in subscription and services revenue.

	Three months ended June 30,
	2025
	Total		2024
	US$ millions		Total
	Estimated		US$ millions
	High	Low	Actual
Digital assets sales	$ 58,630.6	$ 58,630.6	$ 49,578.2
Digital asset sales on venues other than Exchange	(30.1)	(30.1)	(8.8)
Digital assets sales – on our Exchange	58,600.6	58,600.6	49,569.4
Cost of digital assets derecognized – on our Exchange	(58,585.1)	(58,585.1)	(49,547.6)
Change in fair value of digital assets inventories, arising from purchase of digital assets on our Exchange	10.2	10.2	17.5
Transaction income	0.4	0.4	0.4
Net spread related income and change in fair value of perpetual futures	(2.0)	(2.0)	(4.8)
Adjusted Transaction Revenue	$24.1	$24.1	$34.9
Subscriptions and services revenue	31.9	30.9	24.6
Change in fair value of investment in financial assets	—	—	—
Revaluation of digital assets held as investments	1.0	1.0	1.2
Adjusted Revenue	$57.0	$56.0	$60.7
Income/(loss)	$108.3	$107.3	$(117.5)
Adjusted to exclude the following:
Digital asset sales on other venues	(30.1)	(30.1)	(8.8)
Cost of digital assets derecognized on other venues	30.2	30.2	8.9

	Three months ended June 30,
	2025
	Total		2024
	US$ millions		Total
	Estimated		US$ millions
	High	Low	Actual
Loss/(Gain) from changes in fair value of digital assets inventories net payable to customers	(25.8)	(25.8)	104.6
Income tax expense	0.9	0.9	0.3
Finance expenses	13.3	13.3	9.1
Share-based payment expenses	3.3	3.3	8.9
Change in fair value of loan and other receivables – digital assets	(39.2)	(39.2)	9.3
Change in fair value of digital assets loan payable	—	—	(1.5)
Change in fair value of derivatives	2.4	2.4	(0.2)
Change in fair value of financial liability at FVTPL	15.3	15.3	(6.1)
Change in fair value of investments in financial assets	(86.4)	(86.4)	0.7
Impairment losses of digital assets held – intangible assets	6.7	6.7	4.5
Impairment of right-of-use assets	—	—	1.0
Non-recurring expenses	7.4	7.4	(0.3)
Depreciation and amortization	0.8	0.8	0.8
Adjusted to include the following:			—
Revaluation of digital assets held as investments	1.0	1.0	1.2
Adjusted EBITDA	$8.1	$7.1	$14.8
Finance expenses	(13.3)	(13.3)	(9.1)
Depreciation and amortization	(0.8)	(0.8)	(0.8)
Tax effect of adjusted net income before taxes	0.0	0.0	0.0
Adjusted net income / (loss)	$(6.0)	$(7.0)	$4.9

Set out below are estimated selected balance sheet items as of June 30, 2025.

June 30, 2025
(in millions)
Cash and Cash Equivalents	35.6
Digital assets held – inventories	231.9
Digital assets held – intangible assets	1,957.4
Digital assets held – financial assets	106.2
Loan and other receivable – digital assets	310.9
Investments in financial assets	422.5
Customer segregated cash	4.2
Other current assets	35.1 – 34.1
Non-current assets	135.6
Total Assets	3,239.3 – 3,238.3
Borrowings from related parties	496.9
Convertible redeemable preference shares	47.9
Borrowings	79.6
Other current liabilities	52.6
Other non-current liabilities	11.1
Total Liabilities	688.1
Total Equity	2,551.3 – 2,550.3

Other current assets, Non-current assets, Other current liabilities, and Other non-current liabilities are combined with other financial statement line items from our consolidated financial statements, unless otherwise separately disclosed.

Digital assets held — inventories at June 30, 2025 consisted of the following:

	Units (in thousands)	Fair Value (in thousands)
Stablecoins		$8,798
BTC	1.75	188,633
ETH	10.77	26,509
Other		7,930
Total		$231,870

Digital assets held — intangible assets at June 30, 2025 consisted of the following:

	Units (in thousands)	Fair Value (in thousands)
Stablecoins		$5,206
BTC	17.81	1,916,538
ETH	0.81	1,922
Other		33,735
Total		$1,957,402

Digital assets held — financial assets consist of stablecoins held on our Exchange exclusively for market-making purposes, as well as stablecoins held off-exchange for other uses. As of June 30, 2025, our holdings of these financial assets consisted of the following:

	Units (in thousands)	Fair Value (in thousands)
Stablecoins – on Exchange		$76,887
Stablecoins – off Exchange		29,362
Total		$106,249

Loans and other receivables — digital assets at June 30, 2025 consisted of the following:

	Units (in thousands)	Fair Value (in thousands)
Stablecoins		$25,994
BTC	2.61	281,188
ETH	1	2,558
Other		1,188
Total		$310,927

Investments in financials assets at June 30, 2025 consisted of the following:

	Units (in thousands)	Fair Value (in thousands)
BTC Funds	2.13	$229,248
CD20 Funds		134,412
Digital assets investment funds		58,810
Total		$422,470

In addition to measures of liquidity presented in accordance with IFRS, our management evaluates our liquidity by reference to our “gross liquid assets” and “net liquid assets,” which are non-IFRS financial measures. Gross liquid assets is defined as the sum of (i) digital assets held — inventories, (ii) digital assets held — intangible assets, (iii) digital assets held -financial assets, and (iv) loans and other receivables-digital assets and investments in financial assets, (v) investments in financial assets, and (vi) cash and cash equivalents (each of which, as outlined in the below footnotes to the condensed consolidated balance sheet estimate, is reflected on our balance sheet at fair market value as required, in accordance with IFRS). Net liquid assets is defined as gross liquid assets, reduced by (i) digital assets held — inventories, (ii) the portion of digital assets held — financial assets on our Exchange, (iii) borrowings, (iv) other borrowings, and (v) digital assets loan payable. We believe these non-IFRS measures provide useful information to investors and others in understanding and evaluating our liquidity in the same manner as management and our board of directors. These measures should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Other companies, including companies in our industry, may present similarly titled measures, but which may be calculated differently than we do and accordingly such measures may not be directly comparable to our presentation of “gross liquid assets” and “net liquid assets.”

Set out below is our preliminary estimate of gross liquid assets and net liquid assets as of June 30, 2025, based on the fair values of digital assets we held on such date:

June 30, 2025
(in thousands)
Digital assets held – inventories	$231,870
Digital assets held – intangible assets	1,957,402
Digital assets held – financial assets (on Exchange)	76,887
Digital assets held – financial assets (off Exchange)	29,362
Loan and other receivable – digital assets	310,927
Investments in financial assets	422,470
Cash and cash equivalents	35,560
Gross Liquid Assets	$3,064,478
(-) Digital assets held – inventories	$(231,870)
(-) Digital assets held – financial assets (on Exchange)	(76,887)
(-) Borrowings	(79,557)
(-) Borrowings from related parties	(496,900)
Net Liquid Assets	$2,179,264

Gross Liquid Assets as of June 30, 2025, consists of an aggregate exposure of 24.30 million Bitcoin and

12.62 million Ethereum, along with $418 million in cash, stablecoins and other assets. This aggregate exposure includes our direct holdings, units held as collateral on loans and other receivables, and a management estimate for our fund investments derived from their fair value. The unit totals include wrapped tokens, such as Wrapped Bitcoin and Wrapped Ethereum, which are combined with their native asset, as well as certain assets supplied to decentralized finance protocols; these specific amounts are not material to the overall amount of Gross Liquid Assets. The average price of Bitcoin and Ethereum used for the determination of fair value for purposes of the estimated selected balance sheet data as of June 30, 2025 included above, including Gross Liquid Assets, was $107,623 and $2,455, respectively. For illustrative purposes, the average principal market price as of July [27], 2025 for Bitcoin was approximately $[118,413] and for Ethereum was approximately $[3,780]). Currently, Bitcoin and Ethereum are at historic highs; however, the prices of many digital assets, including Bitcoin and Ethereum, have experienced extreme volatility and may continue to do so. See “Risk Factors — Financial Risks — Our operating results are subject to significant fluctuations due to the highly volatile nature of the digital asset industry and factors outside of our control.” In addition, our holdings of digital assets and other balance sheet items fluctuate constantly in the ordinary course of business, and you should not assume that the amounts depicted above reflect the actual holdings or balances as of the date of this prospectus.